Exhibit 99.1

AKANDA CORP.

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON JUNE 24, 2022

AND

MANAGEMENT INFORMATION CIRCULAR

June 6, 2022

AKANDA CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS (the "Notice")

NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Common Shares") of Akanda Corp. (the "Corporation") will be held on Friday, June 24, 2022 at 11:00 a.m. (Toronto time). To deal with the public health impact of COVID-19, the Corporation is conducting an online only shareholders' meeting.

Registered Shareholders and duly appointed proxyholders can attend the Meeting online at https://www.cstproxy.com/akandacorp/2022 where they can participate, vote or submit questions during the Meeting's live webcast.

The Meeting is being held for the following purposes:

a)	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2021, together with the auditors' report thereon;

b)	to elect the directors of the Corporation for the ensuing year;

c)	to reappoint BF Borgers CPA PC as the auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation (the "Board") to fix their remuneration and terms of engagement; and

d)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The accompanying information circular (the "Information Circular") provides additional information relating to each of the matters to be addressed at the Meeting. Shareholders are directed to read the Information Circular carefully and in full to evaluate the matters to be considered at the Meeting.

The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is June 6, 2022 (the "Record Date"). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the "Proxy") for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Proxy and Information Circular. The Corporation's transfer agent recommends that shareholders vote in advance of the Meeting.

If you are a Non-Registered Beneficial Shareholder, a voting information form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares. Non-registered beneficial Shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.

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DATED at Toronto, Ontario this 6th day of June, 2022.

BY ORDER OF THE BOARD

(signed) "Tejinder Virk"
Chief Executive Officer and Director

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AKANDA CORP.
("Akanda" or the "Corporation")

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Information Circular") is dated June 6, 2022 and is furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation ("Management") for use at the annual general meeting (the "Meeting") of shareholders of the Corporation (the "Shareholders") to be held virtually at https://www.cstproxy.com/akandacorp/2022 on Friday, June 24, 2022 at 11:00 a.m. (Toronto time) for the purposes set out in the notice of Meeting (the "Notice") accompanying this Information Circular.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost to the Corporation. In some instances, the Corporation has distributed copies of the Notice, the Information Circular and the accompanying form of proxy (the "Proxy", and collectively with the Notice and Information Circular, the "Documents") to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively "Intermediaries", and each an "Intermediary") for onward distribution to Shareholders whose common shares in the capital of the Corporation (the "Common Shares") are held by or in the custody of those Intermediaries ("Non-registered Shareholders").

Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries.

Voting at the Meeting

A registered Shareholder is not required to pre-register prior to the Meeting. It is recommended that any registered Shareholder who wishes to join the Meeting and ask a question or vote, log into the Meeting website at least 15 minutes prior to the start of the Meeting to make sure that they are connected and that the website functions are working correctly. To log in and attend the Meeting, enter your name, email address and 12-digit control number printed on the proxy card issued by Continental Stock Transfer & Trust Company ("Continental") in the appropriate sections and press enter.

Once login is successful, the Shareholder will have full functionality on the Meeting website, meaning they can ask a question, vote and view the material hosted on the site. Registered Shareholders can also join the Meeting as a guest by entering their name and email address. Joining the Meeting as a guest will allow the registered Shareholder to join the Meeting website, however, the Shareholder will only be able to listen to the broadcast of the Meeting and will not be able to ask a question or vote during the Meeting.

Non-registered shareholders who hold their position through a bank or broker can also join the Meeting. However, in order to obtain a 12-digit control number from Continental, Non-registered Shareholders will first need to obtain a legal proxy from their bank or broker and submit a copy to Continental at proxy@continentalstock.com, no later than 72 hours prior to the Meeting along with their contact information. Following receipt, Continental will issue a 12-digit control number and email the control number along with the Meeting information to the Non-registered Shareholder. Non-registered Shareholders will be able to join the Meeting using such control number. Logging into the website with a control number will provide the Non-registered shareholders will full access to the functionality of the Meeting website, including the ability to ask a question in the chat box or vote during the Meeting.

Non-registered Shareholders can also join the Meeting as a guest by entering their name and email address into the Meeting website. Joining the Meeting as a guest will allow the Non-registered Shareholder to join the Meeting website, however, the Shareholder will only be able to listen to the broadcast of the Meeting and will not be able to ask a question or vote during the Meeting.

Shareholders may appoint a third party proxyholder to represent them at the Meeting. To register a proxyholder, shareholders MUST send an email containing their proxy to proxy@continentalstock.com and provide Continental with their proxyholder's contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Continental may provide the proxyholder with a control number via email.

It is important to be connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to participate online, Shareholders must have a valid 12-digit control number and proxyholders must have received an email from Continental containing a control number.

Non-registered Shareholders

Non-registered Shareholders who have received the Documents from their Intermediary should, other than as set out herein, follow the directions of their Intermediary with respect to the procedure to be followed for voting at the Meeting. Generally, Non-registered Shareholders will either:

•	be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to Continental; or

•	be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by the Intermediary.

If you are a Non-registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained from your Intermediary in accordance with applicable securities regulatory requirements. By choosing to send the Documents to you directly, the Corporation (and not your Intermediary) has assumed responsibility for (i) delivering the Documents to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Participating in the Meeting

The Meeting will be hosted online by way of a live audiocast at https://www.cstproxy.com/akandacorp/2022. Shareholders will not be able to attend the Meeting in person. The Meeting will begin at 11:00 a.m. (Toronto time) on Friday, June 24, 2022. See "Voting at the Meeting" for additional information regarding how to attend or vote at the Meeting.

Non-registered Shareholders who do not have a 12-digit control number will only be able to attend as a guest which allows such persons to listen to the Meeting, however, Non-registered Shareholders will not be able to vote or submit questions. If you are using a 12-digit control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, please log in as a guest.

If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

If you do not have internet capabilities, you can listen to the Meeting by dialing 1 800-450-7155 (toll-free) inside the United States or Canada or +1 857-999-9155 (standard rates apply) outside the United States or Canada. When prompted enter the conference ID #3703053#. Dial-in capabilities are listen only and Shareholders participating in the Meeting by phone will not be able to vote or enter questions during the Meeting.

Appointment of Proxyholders

The persons named in the enclosed Proxy (the "Management Designees") are directors and/or officers of the Corporation. SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM, HER OR IT AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE PROXY INSTRUMENT either by striking out the names of the persons designated in the Proxy and by inserting the name of the person or company to be appointed in the space provided in the Proxy or by completing another proper form of proxy.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting must submit their Proxy or voting instruction form (if applicable) prior to registering their proxyholder. Registering a proxyholder is an additional step once the Proxy or voting instruction form has been submitted. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, shareholders MUST send an email containing their form of proxy no later than 11:00 a.m. (Toronto time) on June 21, 2022 to proxy@continentalstock.com and provide Continental with their proxyholder's contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Continental may provide the proxyholder with a control number via email.

A Proxy can be submitted to Continental either in person, or by mail or courier, to Continental Stock Transfer & Trust Company, Proxy Services, Suite SC-1, 1 State Street, New York, NY, USA 10004. The Proxy must be deposited with Continental by no later than 11:00 a.m. (Toronto time) on June 22, 2022 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the beginning of any adjournment(s) or postponement(s) to the Meeting. If a Shareholder who has submitted a Proxy attends the Meeting and has accepted the terms and conditions when entering the Meeting, any votes cast by such Shareholder on a ballot will be counted and the submitted Proxy will be disregarded.

Without a control number, proxyholders will not be able to vote at the Meeting.

Revocation of Proxy

A Registered Shareholder who has given a proxy pursuant to this solicitation may revoke it at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof at which the proxy is to be used:

(a)	by an instrument in writing executed by the Shareholder or by his, her or its attorney authorized in writing and either delivered to the attention of the Corporate Secretary of the Corporation c/o Continental Stock Transfer & Trust Company, Proxy Services, Suite SC-1, 1 State Street, New York, NY, USA 10004;

(b)	by delivering written notice of such revocation to the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof;

(c)	by attending the Meeting and voting the Common Shares; or

(d)	in any other manner permitted by law.

Non-registered Shareholders who wish to change their vote must contact their Intermediary to discuss their options well in advance of the Meeting.

Voting of Proxies and Discretion Thereof

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed Proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE ELECTION OF DIRECTORS AND FOR THE RE-APPOINTMENT OF BF BORGERS CPA PC, AS THE AUDITORS OF THE CORPORATION AND FOR THE AUTHORIZATION OF THE BOARD TO FIX THE AUDITORS' REMUNERATION AND TERMS OF ENGAGEMENT. The Common Shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The enclosed Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote such proxy according to their best judgment.

VOTING SECURITIES AND RECORD DATE

The voting securities of the Corporation consist of an unlimited number of common shares (the "Common Shares") and an unlimited number of preferred shares (the "Preferred Shares"). As of the Record Date, the Corporation had issued and outstanding 30,809,026 Common Shares and nil Preferred Shares.

Pursuant to the by-laws of the Corporation, a quorum for the transaction of business at the Meeting shall be not less than two person holding or representing by proxy not less than 10% of the votes attached to all shares entitled to be voted at the Meeting.

The close of business on June 6, 2022 will act as the record date (the "Record Date") for the determination of Shareholders entitled to receive notice of the Meeting and any adjournment(s) or postponement(s) thereof. Accordingly, only Shareholders of record on the Record Date are entitled to vote at the Meeting or any adjournment(s) thereof.

The registered holders of Common Shares are shown on the list of Shareholders which is available for inspection during usual business hours at Continental Stock Transfer & Trust Company, Suite SC-1, 1 State Street, New York, NY, USA 10004 and at the Meeting. The list of Shareholders will be prepared not later than ten days after the Record Date. If a person has acquired ownership of shares since that date, he, she or it may establish such ownership and demand, not later than ten days before the Meeting, that his, her or its name be included in the list of Shareholders.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2021, together with the auditors' report thereon and the related management's discussion and analysis (the "MD&A"), will be presented to the Shareholders at the Meeting or any adjournment(s) or postponement(s) thereof for their consideration.

Election of Directors

The articles of the Corporation require a minimum of one and a maximum of ten directors of the Corporation. There are currently seven directors of the Corporation. At the Meeting, it is proposed that all seven directors currently serving on the board of directors (the "Board") are to be re-elected. The present term of office of each current director of the Corporation will expire at the Meeting.

At the Meeting, management proposes to nominate the following persons for election to the Board: Louisa Mojela, Tejinder Virk, Philip van den Berg, Charles Kié, Gugu Dingaan, Gila Jones and Bridget Baker each to serve as a director of the Corporation until the next meeting of Shareholders at which the election of directors is considered, or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the articles of the Corporation or the Business Corporations Act (Ontario) (the "Act"). The persons named in the accompanying form of Proxy intend to vote for the election of such persons at the Meeting, unless otherwise directed. Management does not contemplate that any of the nominees will be unable to serve as a director of the Corporation.

The biographies of the proposed nominees for directors are set out below.

Louisa Mojela | Ms. Mojela has served as the Executive Chairman and a director of Akanda since July 2021, and has served as the Executive Chairman and a director of Bophelo Bio Science and Wellness (Pty) Ltd. since June 2018. In addition, Ms. Mojela served as Chairman of the board of directors of Halo Collective Inc. ("Halo") from July 2020 to July 2021. Ms. Mojela is one of Southern Africa's most influential and successful business leaders. Ms. Mojela is the Group Chief Executive Officer of Wiphold (Women Investment Portfolio Holdings), one of the largest African-based ESG funds to empower black African women, which she co-founded in 1994. She has led capital raises and held directorships at companies such as Sasol Mining (a subsidiary of Sasol Holdings listed on the New York Exchange), Distell, Ixia Coal, South African Airways, Ericsson SA, Adcorp, and Sun International, amongst others. In addition to her business dealings, Ms. Mojela is focused on various social development initiatives in the Kingdom of Lesotho in line with the Sustainable Development Goals of the Government of Lesotho. She has received numerous accolades for her leadership. Among these, in 2000 she was selected as one of 40 women for the "Leading Women Entrepreneur of the World"; in 2015 she was named one of three "Business Women of the Year — Southern Africa" at the All Africa Business Leaders Awards in partnership with CNBC Africa; and in 2016, she won the European Business Assembly's "Best Manager of the Year" award at an event held in Switzerland. Ms. Mojela received a Bachelor of Commerce from the National University of Lesotho and also completed the Executive Leadership Program at Wharton School of Business at the University of Pennsylvania.

Tejinder Virk | Mr. Virk has served as Akanda's Chief Executive Officer and director since July 2021. Prior to Akanda, Mr. Virk served as the President and Managing Director (Europe) of Khiron Life Sciences (TSX-V: KHRN) (OTC: KHRNF) ("Khiron") from October 2019 to June 2021, where he was responsible for establishing Khiron's medical and consumer packaged goods business in the region. Prior to Khiron, Mr. Virk was Managing Director (Europe) for Canopy Growth Corporation (NASDAQ: CGC) (TSE: WEED) ("Canopy") from January 2019 to September 2019, where he was responsible for driving the multinational expansion of Canopy's European operations. Working with top research doctors in the United Kingdom, Spain, and Germany, he has overseen the launch of multiple medical cannabis products in Europe, including flower for inhalation and oils. Prior to Canopy, Mr. Virk served as the Managing Director of BMO Financial Group (NYSE: BMO) Investment Banking group from June 2004 to December 2018. In that role, Mr. Virk gained extensive cannabis sector M&A experience and has transacted on numerous IPOs and follow-on capital raises for global cannabis companies, including Canopy and Tilray (NASDAQ: TLRY). Mr. Virk received a Bachelor of Applied Science (BASc) in Systems Design Engineering with an Option in Management Sciences from the University of Waterloo in 2004.

Philip van den Berg | Mr. van den Berg has served as a director of Akanda since July 2021. Mr. van den Berg served as a director and Chief Financial Officer of Halo from July 2018 until April 2022 and is currently the Chief Executive Officer of Halo Tek Inc. Prior to Halo, Mr. van den Berg has served as the Chief Financial Officer of Namaste Technologies Inc. from October 2016 to June 2018 and as the Chief Financial Officer of Golden Leaf Holdings from October 2015 to March 2016. Mr. van den Berg has an extensive 30-year career in finance, principally in the equities divisions at Goldman Sachs and Deutsche Morgan Grenfell in London, as well as on the buy-side as co-founder of both Olympus Capital Management, one of the first European hedge funds and Taler Asset Management, a wealth management company based in Gibraltar. Mr. van den Berg earned a Master's degree in Economics from the University of Amsterdam in 1987.

Charles Kié | Mr. Kié has served as a director of Akanda since August 2021. In addition, Mr. Kié served as a director of Halo from October 2020 to July 2021. Mr. Kié has served as the co-founder and Chief Executive Officer of New African Capital Partners and SBNA since October 2018 and March 2021, respectively. Mr. Kié has also served as the Managing Partner of Genesis Capital since September 2018. From January 2016 to September 2018, Mr. Kié was the Chief Executive Officer of Ecobank Nigeria, the largest affiliate of the Ecobank Group, where he led its turnaround. Throughout his career, Mr. Kié pioneered milestone transactions on the capital markets, in infrastructure finance and trade finance in West and Central Africa, and as such, brings a wealth of financial and operational expertise to Akanda. Mr. Kié also currently serves as a non-executive board member at Empower Families for Innovative Philanthropy (ERFIP) — Edmond de Rothschild Foundations — Switzerland. Mr. Kié is a graduate of the Harvard Business School Advanced Management Program in 2011. Mr. Kié holds an MBA from New York University (Stern), HEC Paris and London School of Economics, as well as post-graduate degree in Corporate Restructuring from the University of Clermont Ferrand. Mr. Kié received his bachelor's degree from Ecole Supérieure de Commerce d'Abidjan in 1987.

Gila Jones | Ms. Jones has served as a director of Akanda since February 2022. Ms. Jones is currently the Chief Operating Officer (2019 to present) at Westbrook Global Inc., a media company founded by Will and Jada Pinkett-Smith to develop, sell, produce, and market premium content for global streamers and studios. Prior to her appointment at Westbrook Global Inc., Ms. Jones was the Chief Operating Officer of beauty retailer Violet Grey, a position she held between 2018 and 2019. As the Chief Operating Officer of Violet Grey, she oversaw finance, retail, supply chain, and human resources functions. Between 2012 and 2018, Ms. Jones served as general counsel of fashion brand James Perse in a multifaceted role leading all legal and compliance matters (including corporate transactions, contracting, litigation and government inquiries, labor and employment, data privacy, and intellectual property) and human resources. Ms. Jones also oversaw the company's global real estate and expansion strategy, spanning owned and operated stores in the U.S. and Mexico, domestic shop-in-shops, and international retail and wholesale licenses in the United Kingdom, Japan, Australia, and Canada. Ms. Jones is on the board of Beignet Box, a privately held quick service seller of beignet and coffee, and RootsRex, a real estate start-up seeking to create ownership opportunities for renters of its portfolio properties. Ms. Jones is a graduate of the New York University School of Law (J.D) as well as Harvard University (A.B).

Gugu Dingaan | Ms. Dingaan has served as a director of Akanda since February 2022. Ms. Dingaan is currently employed as an investment executive by Wipcapital (Pty) Ltd, which forms part of the WIPHOLD group. Ms. Dingaan has held this position since 2004. Ms. Dingaan's role as an investment executive at Wipcapital (Pty) Ltd entails developing WIPHOLD's strategy and managing and growing its investor portfolio, including the ongoing management of relationships with various investee companies and providing them with strategic direction. Ms. Dingaan has over 17 years of experience serving as a nonexecutive director, and a member of the audit and risk, nominating, remuneration, ethics and investment committees for a number of listed and unlisted companies. Ms. Dingaan has served as a director of the Distell Group (JSE: DGH) since 2005 and chairs their social and ethics committee and is also a member of their audit and risk committee, remuneration and nomination committee and investment committee. In addition, Ms. Dingaan has served as a director of Sasfin Bank Limited (JSE: SFN) since 2017 and is a member of their social and ethics committee and is a standing invitee to the meetings of their audit and risk committee, remuneration and nomination committee and investment committee. Since 2010, Ms. Dingaan also has served on the board of Sasol Mining (Pty) Ltd, a subsidiary of Sasol Ltd (NYSE: SSL and JSE: SOL) and has chaired the board of Ixia Coal (Pty) Ltd. From 2010 to 2019, Ms. Dingaan served as a director of SA Corporate Real Estate Ltd (JSE: SAC) and chaired its audit and risk committee, as well as its remuneration committee, in addition to serving as a member of its investment committee. Ms. Dingaan has also served as a director of ABB SA (Pty) Ltd between 2010 and 2019 and chaired its audit and risk committee. Ms. Dingaan also served as a director of Adcorp Group Limited (JSE: ADR) and served on its social and ethics committee and its investment committee. Following her appointment in 2004, Ms. Dingaan also serves as a director of Landis & Gyr (Pty) Ltd and chairs its social and ethics committee and is a member of its risk and finance committee. Ms. Dingaan is a chartered account by profession and holds a Bachelor of Commerce degree and a Post Graduate Diploma in Accounting from the University of Natal. M. Dingaan is also a graduate of the University of Stellenbosch's Executive Development Programme and INSEAD's Advanced Management Programme.

Bridget Baker | Ms. Baker has served as a director of Akanda since February 2022. Ms. Baker is a valued strategic advisor, corporate board director, and executive strategist to media, entertainment, and technology companies. Ms. Baker has proven success and deep expertise in deal negotiation, subscriber growth, strategic partnerships, and diversity advocacy. Ms. Baker had a distinguished 23-year career at NBCUniversal where she was a co-founder of CNBC and the company's first president of TV Networks Distribution from 2006 - 2013. Ms. Baker was at the forefront of a wide range of strategic initiatives, from expanding coverage of the Olympic Games to creating Hulu. In 2019, Ms. Baker was the first woman named to the board of LiveOne Inc. (NASDAQ: LVO). From 2013 - 2018, Ms. Baker was the first and only woman to serve on the board of directors of General Communication Inc., Alaska's largest telecommunications company (NASDAQ: LBRDA). In 2016 Ms. Baker was nominated to the board of directors of Yahoo!

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the election of each of the aforementioned named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any nominees named above will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

Appointment of Auditors

Shareholders will be requested to re-appoint BF Borgers CPA PC, as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and to authorize the directors of the Corporation to fix the auditors' remuneration and the terms of their engagement.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the resolution appointing BF Borgers CPA PC as auditors of the Corporation for the ensuing year and to authorize the directors to fix BF Borgers CPA PC's remuneration.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in this Information Circular. If any other matter properly comes before the Meeting, the persons named in the Proxy will vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2021 and the MD&A. Shareholders who wish to obtain a copy of the financial statements of the Corporation and the MD&A should email a request to the Corporation at accounts@akandacorp.com, Attention: Financial Reporting.